UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13D


	Under the Securities Exchange Act of 1934
	(Amendment No. 18)


	Capital City Bank Group, Inc.
	(Name of Issuer)

	Common Stock, $.01 Par Value
	(Title of Class of Securities)

	13974105
	(CUSIP Number)

	J. Kimbrough Davis, P.O. Box 11248, Tallahassee, FL (904) 671-0610
	(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

	December 20, 1996
	(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William G. Smith, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
					(a)
 				(b)	 N/A

3  SEC USE ONLY

4  SOURCE OF FUNDS*

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

     274,878

8  SHARED VOTING POWER

     702,626

9  SOLE DISPOSITIVE POWER

     274,878

10 SHARED DISPOSITIVE POWER

     702,626

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     977,504

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       6,061

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       33.89%

14 TYPE OF REPORTING PERSON*

       IN

This Amendment 18 to Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Capital City Bank Group, Inc. (the "Issuer"), is being filed to report (i) the appointment of William G. Smith, Jr. (the "Reporting Person") as the attorney-in-fact of William G. Smith, granting the Reporting Person voting and dispositive power over all shares of Issuer Common Stock owned by William G. Smith (the "William G. Smith Power of Attorney"); (ii) the appointment of the Reporting Person voting and dispositive power over 400 shares of Issuer Common Stock held respectively by each trust; and (iii) the receipt by the Reporting Person of 7,500 shares of Issuer Common Stock pursuant to a certain Issuer benefit plan.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Capital City Bank Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 217 North Monroe Street, Tallahassee, Florida 32301.

ITEM 2.  	IDENTITY AND BACKGROUND

	a.	This statement is being filed by Mr. William G. Smith, Jr. (the
    "Reporting Person")

	b.	217 North Monroe Street, Tallahassee, Florida  32301

	c.	President/Director, Capital City Bank Group, Inc. (See Item 1 above for address)

	d.	Not applicable

	e.	Not applicable

	f.	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS

On December 20, 1996, William G. Smith executed a Durable Power of Attorney in favor of the Reporting Person, granting the Reporting Person voting and dispositive power over the 499,514 shares of Issuer Common Stock owned by William G. Smith (the "William G. Smith Power of Attorney"). On December 31, 1996, the Reporting Person became a co-trustee of The JWS Trust, The WGS III Trust, The VAS Trust and The WHS Trust, granting the Reporting Person voting and dispositive power over 400 shares of Issuer Common Stock received by the Reporting Person on December 22, 1996 pursuant to that certain Issuer benefit plan.

ITEM 4.  	PURPOSE OF TRANSACTION

See Item 3 above. The Reporting Person has no plans or proposals which relate to or would result in:

a.	The acquisition or disposition of securities of the Issuer except as otherwise disclosed herein;

b. An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals that change the number or term of the directors or to fill any existing vacancies on the Board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

j. Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

									Number of	 Percentage
									   Shares   	 Ownership

	William G. Smith, Jr.		                   257,561     	8.93%
	Paula P. Smith (wife)		                     5,376(1)    *
	William G. Smith, Jr. as Custodian
	  for Jennifer Wilson Smith UGMAFL 		       8,294	      *
	William G. Smith, Jr. as Custodian
	  for William Godfrey Smith, III
	  UGMAFL			                                 8,294	      *
	The JWS Trust		                               400	      *

	The WGS III Trust	                    	       400       *
	The VAS Trust		                               400	      *
	The WHS Trust		                               400	      *
	The William Godfrey Smith Trust	        	  90,000	     3.12%
	Capital City First National Bank as
	  Custodian for William G. Smith, Jr.
	  IRA                              				       729 	     *
	Capital City First National Bank as
	  Custodian for Paula P. Smith, IRA   		      685(1)	   *
	William G. Smith Power of Attorney		      499,514	    17.32%
	2 S Partnership	                       	  111,512(2) 	 3.87%
									                                  983,565    	34.10%

*Less than 1%

			(1)Under the definition of "beneficial ownership" in Section 13d-4 of the
Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder, the Reporting Person may be deemed to be a beneficial owner of
6,061 (5,376 + 685) shares held by his wife, Paula P. Smith.  Neither the filing of this statement nor any of its contents shall be deemed to be an admission that the Reporting Person is the beneficial owner of Common Stock held by his wife.

			(2)As described in Amendment 17 to this Schedule 13D and incorporated by reference herein.

	b.	The Reporting Person possesses sole voting and dispositive power with respect to 274,878 shares of Issuer Common Stock beneficially owned by him.
With respect to the remaining shares of Issuer Common Stock beneficially owned by the Reporting Person, he shares voting and/or dispositive power with respect to (i) the 1,600 shares in The JWS Trust, The WGS III Trust,
The VAS Trust and The WHS Trust, (ii) the 90,000 shares in The William
Godfrey Smith Trust, (iii) the 499,514 shares represented by the William G.
Smith Power of Attorney and (iv) the 111,512 shares in the 2 S Partnership with Robert Hill Smith, Vice President, Capital City Bank Group, Inc., 217
N. Monroe Street, Tallahassee, Florida 32302.  He has no voting or investment power with respect to the 6,061 shares held by his wife.  Mr.
Smith disclaims beneficial ownership of 6,061 shares held by his wife.

	c.	See Item 3 above.

	d.	William G. Smith has the right to receive any dividends from, or proceeds from the sale of, the 499,514 shares of Issuer Common Stock reported in Item 3 above.

	e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUERS

	There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer other than (a) the instruments appointing the Reporting Person custodian of the 8,294 shares of Issuer Common Stock owned respectively by William G. Smith, III and Jennifer W. Smith, (b) the instruments appointing the Reporting Person a co-trustee of the 400 shares of Issuer Common Stock held respectively by The JWS Trust, The WGS III Trust, The VAS shares of Issuer Common Stock held in The William Godfrey Smith Trust,
(d) the instruments under which the Reporting Person shares voting power with respect to the 111,512 shares of Issuer Common Stock owned by the 2 S Partnership and (e) the William G. Smith Power of Attorney (see Item 3 above).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

	None.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date



/s/William G. Smith, Jr.











13D.ASC